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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of talking points for members of HP's communications group to provide in response to media inquiries regarding the soliciting material filed with the Securities and Exchange Commission on January 30, 2002 by Walter B. Hewlett pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.


SETTING THE RECORD STRAIGHT
HP Response to 01/30/02 Walter Hewlett SEC Filing

This latest Hewlett filing continues to reflect a static view of the technology industry, demonstrating a lack of recognition that the industry has changed fundamentally and is widely acknowledged to be consolidating rapidly (like many others before it), making mergers like this not only workable but necessary. The dynamics the industry is currently subject to are actually akin to the more mature phases of other industries -- stages where mergers were not only workable, but a strategic imperative (e.g. pharmaceuticals, oil gas, financial services, aerospace).

The HP/Compaq merger will have all the elements proven to deliver success in other mergers. When making the more appropriate comparison to mergers implemented in a similar environment of intensifying competition and resulting consolidation, the demonstrated keys to success are that the combination:

     o    achieves clear market leadership;

     o expands the participating companies in current businesses (does not enter new businesses);

     o    is stock only, providing a strong post merger balance sheet;

     o is big, with the combination of size and expansion of like businesses enabling the companies to benefit from significant cost savings; and

     o    meets the criteria for smooth and effective integration.

The HP/Compaq merger meets all these measures of success.

The assertion that it is inadvisable to attempt a merger in a recession is unfounded. In fact, for a number of reasons this is precisely the time to pursue this strategy. According to Sandy Weill, CEO of Citigroup, "This deal is very smart--it's being done at the very bottom of the tech market." (01/07/02 Fortune magazine)

In addition, examples of successful mergers from other consolidating industries like Exxon/Mobil, and SBC/Ameritech so prove that bigger is better under the right circumstances. According to a comprehensive study of mergers in the 1990s (A.T. Kearney/Chicago Tribune), the 10 largest mergers created companies that, on average, outperformed both smaller mergers and industry peers. And, the three largest mergers in this study - Exxon/Mobil, Citicorp/Travelers and SBC/Ameritech - were among the strongest performers in relative shareholder return.

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We do agree that successful integration is critical. That is why HP and Compaq have a team of more than 450 professionals dedicated to overseeing thorough pre-close integration plans. That plan was developed based on a careful analysis of the successes and failures of prior mergers, and implementation of the integration effort is already ahead of schedule.

SPECIFICALLY, IN RESPONSE TO WH FILING'S ASSERTION THAT THIS MERGER WILL FAIL SIMPLY BECAUSE IT IS A LARGE COMPUTER COMPANY MERGER:

     o No other tech merger comes close to creating the same breadth of market leadership (number one or two in six out of seven business segments);

     o Based on the 1990's A.T. Kearney study mentioned above, mergers that created market share leaders (number one or two) significantly outperformed others (shareholder returns nearly 28% above);

     o This merger is more akin to mega-deals outside of the industry. According to Lewis Sanders, Vice Chairman, Alliance Capital
          Management: "This isn't a tech integration," Mr. Sanders said, calling the deal "an industrial consolidation" akin to a merger of electronic-component distributors. As a result, Mr. Sanders said he was less worried about the poor track record of high-tech mergers. (01/17/2002, The Wall Street Journal); and

     o HP/Compaq is over three times the size of the next largest High-Tech merger based on revenues. This factor, in addition to similarity of businesses, gives us significant opportunities for cost savings no relevant compare.

THE MARKET PREFERS MERGERS OF COMPARABLE BUSINESSES, LIKE HP/COMPAQ

     o 2001 McKinsey study of 231 deals concludes that the market favors "expansionist" deals (i.e., combining comparable businesses) over "transformational" deals (forays into new business areas);

     o According to Deals that Create Value, McKinsey Quarterly, 2001 Number 1: "Indeed, we found the market apparently prefers deals that are part of an expansionist program, in which a company seeks to boost its market share by consolidating, by moving into new geographic regions, or by adding new distribution channels for existing products and services. The market seems to be less tolerant of transformative deals, those that seek to move companies into new lines of business or to remove a chunk of an otherwise healthy business portfolio."

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THE LARGEST MERGERS HAVE ACTUALLY OUTPERFORMED OTHERS

     o According to a comprehensive study of mergers during the 1990's (A.T. Kearney/Chicago Tribune), the ten largest mergers created companies that (on average) outperformed both smaller mergers and industry peers;

     o The three largest mergers in the study (Exxon/Mobil, SBC/Ameritech, and Citicorp/Travelers) outperformed industry peers by an average of 32% (relative shareholder return);

     o A separate Goldman Sachs analysis demonstrated that the average return of the 50 largest mergers in each of the 1996, 1997, 1998 and 1999 outperformed their industry peers.

SPECIFICALLY, IN RESPONSE TO THE FILING'S ASSERTION THAT IT IS FAR RISKIER TO ATTEMPT A COMPLEX GLOBAL INTEGRATION DURING THE CURRENT SEVERE RECESSION IN TECHNOLOGY SPENDING:

     o This is precisely the time to do a merger of this magnitude because valuations are better, customers are placing major IT purchases on hold, competitors are in a holding pattern, and it offers time to execute and integrate;

     o Sandy Weill agrees: According to Sandy Weill, CEO of Citigroup, whose Salomon Smith Barney unit is advising Compaq: "This deal is very smart--it's being done at the very bottom of the tech market." (01/07/2002, Fortune Magazine)

SPECIFICALLY, IN RESPONSE TO THE FILING'S ASSERTION THAT COMPAQ'S ACQUISITION OF DEC WAS A FAILURE:

     o "But in purely financial terms, the Hewlett-Packard and Compaq management teams can argue that the Digital Equipment deal was a success. A new study done by Salomon Smith Barney -- at the request of [Compaq CEO, Michael Capellas] -- CONCLUDES THAT THE INTERNAL RATE OF RETURN ON THE DIGITAL EQUIPMENT ACQUISITION, CALCULATED AS AFTER-TAX CASH FLOW AS A PERCENTAGE OF THE PRESENT VALUE OF THE DEAL, IS 29 PERCENT. RATES OF 16 PERCENT TO 18 PERCENT ON CORPORATE INVESTMENTS ARE GENERALLY CONSIDERED VERY GOOD." "The integration of the two companies went slowly, the business bogged down, and 15 months after the deal was announced, Eckhard Pfeiffer, Compaq's [former] chief executive, was ousted." "THERE WAS A LOT OF TURMOIL, AND WE DID NOT DO A GOOD JOB UNTIL CAPELLAS TOOK OVER," said Benjamin M. Rosen, a co-founder and former chairman of Compaq. (01/01/2002 New York Times)

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SPECIFICALLY, IN RESPONSE TO THE FILING'S ASSERTION THAT INTEGRATION IS A MAJOR
STUMBLING BLOCK

     o    Execution is the linchpin of merger success;

     o 450 professionals are dedicated to overseeing a remarkably thorough pre-close integration plan; and

     o That plan was developed based on a careful analysis of the successes and failures of prior mergers, and implementation of the integration effort is already ahead of schedule.

HP/COMPAQ BEARS NOTABLE RESEMBLANCE TO OTHER WINNING MERGERS
(Exxon/Mobil, SBC/Ameritech)

     o    Biggest merger in industry history;

     o    Combination creates clear market leadership in revenue rankings;

     o    Expansion of comparable businesses (vs. entry into new businesses);

     o    Stock only, strong post merger balance sheet; and

     o    Significant cost synergies.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's amended registration statement on Form S-4 filed on January 31, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 31, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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